UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 11, 2021

Commission File Number: 001-40016

BESPOKE CAPITAL ACQUISITION CORP.

(Exact Name of registrant as specified in its charter)

3rd Floor

115 Park Street

London, W1K 7AP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐           Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Title

99.1	Material Change Report dated February 11, 2021
99.2	Transaction Agreement, by and among Bespoke Capital Acquisition Corp., VWE Acquisition Sub Inc., Vintage Wine Estates, Inc., Bespoke Sponsor Capital LP, and, solely in his capacity as Seller’s Representative, Darrell D. Swank, dated February 3, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BESPOKE CAPITAL ACQUISITION CORP.
(Registrant)

February 11, 2021	By:	/s/ Mark Harms
Mark Harms
Chief Executive Officer